ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: November 29, 2007



Efficient Allocation Return Notes (EARNs)
Linked to a Global Index Basket Composed of the S&P 500® Index,
the MSCI Emerging Markets Index℠ and the MSCI EAFE® Index

5 Year 6 Month Maturity ■ **100% Protection** ■ **50% / 30% / 20% Efficient Allocation**

Indicative Terms & Conditions – November 29, 2007 Offering Period: November 30, 2007 – December 18, 2007

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa1, S&P AA)[1]
Offering	:	Efficient Allocation Return Notes (EARNs) Linked to a Global Index Basket Composed of the S&P 500® Index, the MSCI Emerging Markets Index℠ and the MSCI EAFE® Index due on or about June 24, 2013 (the "Notes")
Denominations	:	$1,000 per Note (minimum investment $1,000)
Basket	:	Basket of the following three indices (each, a "**Basket Index**" and, collectively, the "**Basket Indices**"):

- S&P 500® Index (Bloomberg: SPX <Index>)
- MSCI Emerging Markets Index℠ (Bloomberg: MXEF <Index>)
- MSCI EAFE® Index (Bloomberg: MXEA <Index>)

Initial Level	:	For each Basket Index, the official closing level of such Basket Index on the Trade Date
Final Level	:	For each Basket Index, the arithmetic average of the closing levels of such Basket Index on each Averaging Date
Payment at Maturity	:	The Noteholder will receive at maturity for each Note:

- $1,000 + ($1,000 x EARN Return)

EARN Return	:	The greater of (i) zero and (ii) the sum of:

- 50% x Highest Index Return
- 30% x Second Index Return
- 20% x Lowest Index Return

Index Return for each Basket Index is calculated as:

(Final Level – Initial Level) / Initial Level

[1] A credit rating is not a recommendation to buy, sell, or hold the notes, and may be subject to revision or withdrawal at any time by the assigning rating agency.



Listing	:	Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the X-markets website at http://www.usxmarkets.db.com
Business Days	:	London and New York (following business day convention)
Form of Note	:	Global, Book-Entry. The Notes will be represented by a single registered global note deposited with The Depository Trust Company.
Comparable Yield	:	Determined on the Trade Date
Agents	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas
Discounts and Commissions	:	The Agents will not receive a commission in connection with the sale of the Notes. The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Note principal amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 note principal amount.
Security Codes	:	CUSIP: 2515A0 GL 1 ISIN: US2515A0GL17

Relevant Dates

Offering Period	:	November 30, 2007 – December 18, 2007 at 2:00 p.m. EST
Trade Date	:	December 19, 2007
Initial Settlement Date	:	December 24, 2007
Averaging Dates	:	Commencing on (and including) March 19, 2008 and each nineteenth (19th) day of March, June, September and December to (and including) June 19, 2013 (the "**Final Averaging Date**"), subject to postponement if any such day is not a trading day, in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
Maturity Date	:	June 24, 2013, subject to postponement in the event of a market disruption event and as described under "Description of Notes—Payment at Maturity" in the accompanying product supplement.



EARN Product Snapshot

Structure:

- **Basket:** Basket comprised of three Basket Indices: the S&P 500® Index (Bloomberg: SPX <Index>), the MSCI Emerging Markets Index^SM (Bloomberg: MXEF <Index>) and MSCI EAFE® Index (Bloomberg: MXEA <Index>)
- **Maturity:** June 24, 2013 (5 years and 6 months)
- **Allocation:** 50% / 30% / 20%
- **Protection:** 100%

Positioning:

- Offers 100% participation in the EARN Return, which allocates at maturity a weighting of 50% to the top performing Basket Index, 30% to the next best performing Basket Index, and 20% to the worst performing Basket Index.

Best Case Scenario:

- Uncapped participation in the EARN Return.

Worst Case Scenario:

- Only principal is returned at maturity.

Risk Considerations:

- If the EARN Return is zero, the Notes will return only your principal at maturity.
- You should be willing and able to hold your Notes to maturity. Principal protection and allocation of 50%, 30% and 20% weightings to the Basket Indices based on performance are only valid at maturity.
- Return on the Notes is linked to the values of the Basket Indices (without taking into consideration the value of dividends paid on the component stocks of the Basket Indices).
- An investment in the Notes is subject to the credit of the Issuer.

Investing in the Notes involves a number of risks. See "Selected Risk Factors" in this product snapshot, "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.



DWS SCUDDER STRUCTURED NOTES powered by X-markets

DWS SCUDDER Deutsche Bank Group

Hypothetical Scenario Analysis at Maturity:

- The hypothetical scenario analysis contained herein does not reflect advisory fees, brokerage or other commissions, or any other expenses an investor may incur in connection with the Notes.
- No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis below.

	Scenario 1			*Scenario 2*			*Scenario 3*		
Basket Index	**SPX**	**MXEA**	**MXEF**	**SPX**	**MXEA**	**MXEF**	**SPX**	**MXEA**	**MXEF**
Initial Level	1469.02	2267.88	1203.67	1469.02	2267.88	1203.67	1469.02	2267.88	1203.67
Final Level(1)	2203.53	2608.06	1504.59	734.51	1700.91	782.39	1983.18	1247.33	1685.14
Index Return	50.00%	15.00%	25.00%	-50.00%	-25.00%	-35.00%	35.00%	-45.00%	40.00%
Weighting	50%	20%	30%	20%	50%	30%	30%	20%	50%
Contribution to Basket	25.00%	3.00%	7.50%	-10.00%	-12.50%	-10.50%	10.50%	-9.00%	20.00%
EARN Return		**35.50%**			**0.00%**			**21.50%**	
Payment at Maturity(2)		**135.50%**			**100.00%**			**121.50%**	
Annualized Return(3)		**5.68%**			**0.00%**			**3.60%**	

(1) For each Basket Index, the arithmetic average of the closing levels of such Basket Index on each Averaging Date.
(2) Per $1,000 note principal amount.
(3) Assuming a term of 5 years and 6 months.



Selected Risk Factors

- **THE NOTES ARE 100% PRINCIPAL PROTECTED ONLY IF HELD TO MATURITY** — You will receive at least the principal amount of your Notes if you hold your Notes to maturity. If you wish to sell your Notes prior to maturity, you will not receive any principal protection on the portion of your Notes sold and you may lose part or all of your investment.

- **YOUR RETURN WILL BE BASED ON THE AVERAGE CLOSING LEVELS OF THE BASKET INDICES ON THE AVERAGING DATES.**

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the Notes prior to maturity. You should be willing and able to hold your Notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — You will not receive interest payments on the Notes or have voting rights or rights to receive cash dividends or other distributions.

- **CURRENCY EXCHANGE RISK** — Although the component stocks underlying the MSCI Emerging Markets Index℠ and the MSCI EAFE® Index are traded in currencies other than U.S. dollars, the MSCI Emerging Markets Index℠ and the MSCI EAFE® Index are calculated in U.S. dollars. As a result, the value of your Notes will be exposed to currency exchange risk with respect to the MSCI Emerging Markets Index℠ and the MSCI EAFE® Index.

- **LACK OF LIQUIDITY** — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange.

- **OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVELS OF THE BASKET INDICES OR THE MARKET VALUE OF THE NOTES** — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, which could affect the level of the Basket Indices or the value of the Notes.

- **POTENTIAL CONFLICTS** — Because we and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES** — In addition to the levels of the Basket Indices on any day, the value of the Notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

Tax Treatment

- The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. For more detail, see "Selected Purchase Considerations—Taxed as Contingent Payment Debt Instruments" in the accompanying term sheet.



Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 262V, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement V, term sheet No. 262V and this product snapshot if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.

"Standard & Poor's", "S&P", "S&P 500" and "500" are trademarks of Standard & Poor's ("S&P"), a division of the McGraw-Hill Companies, Inc. and have been licensed for use by Deutsche Bank AG. The MSCI Emerging Markets Index[SM] and the MSCI EAFE® Index are the exclusive property of Morgan Stanley Capital International Inc. ("MSCI"). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Deutsche Bank AG. The Notes are not sponsored, endorsed, sold, or promoted by S&P or MSCI. None of S&P and MSCI makes any representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. None of S&P or MSCI has any obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

**NOT FDIC/NCUA INSURED / MAY LOSE VALUE / NO BANK GUARANTEE
NOT A DEPOSIT / NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY**